SHARE TRANSFER AGREEMENT

THIS AGREEMENT is made on January 1, 2013 between:

(1) **NEWLEAD HOLDINGS LTD**, a company organized and existing under the laws of Bermuda, having its registered office at Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda (the "Company"); and

(2) **CYPRESS CAMON INVESTMENT MANAGEMENT, LLC**, a corporation organized and existing under the laws of Delaware having its registered office at 2711 Centerville Road suite 400 Wilmington, Delaware 19808 (the "Seller").

WHEREAS:

A. The Seller agrees to sell and transfer, or to cause the sale and transfer, to the Company, all of the rights, title and interest in and to all of its issued and outstanding shares of capital stock.

B. The Company agrees to purchase from the Seller in accordance with and subject to the terms and conditions set forth in this Agreement, all of the rights, title and interest in and to all of the issued and outstanding shares of Cypress Camon Energy, LLC.

C. As consideration for the Cypress' shares, the Company shall pay the Seller (a) USD $3,000,000 (united states dollars three million) in Newlead Holdings Ltd common shares publicly trading in NASDAQ Global Select Market, symbol (**NEWL**), USD $0.01 par value per share, and (b) USD $6,400,000 (united states dollars six million and four hundred thousand) in warrant shares at an exercise price equal to the market value of the share.

IT IS AGREED AS FOLLOWS:

1. **CERTAIN DEFINITIONS AND INTERPRETATION**

1.1 The definitions and rules of interpretation set out in this Section apply to this Agreement.

1.1.1 "**Bye-Laws**" means the bye-laws of the Company current at the date of this Agreement or as amended from time to time;

1.1.2 "**Common Shares**" means the common shares of the Company of $0.01 par value per share having the rights and privileges set out in the Bye-Laws;

1.1.3 **"Last Reported Sale Price"** of the Common Shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on that date as reported in composite transactions for the principal U.S. securities exchange on which the Common Shares are listed for trading. If the Common Shares are not listed for trading on a U.S. national or regional securities exchange on the relevant date, then the "Last Reported Sale Price" will be the last quoted bid price for the Common Shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization or, if markets are not open that day, then the last listed trading price on the previous day. If the Common Shares are not so quoted, the "Last Reported Sale Price" will be the average of the mid-point of the last bid and ask prices for the Common Shares on the relevant date from each of at least three nationally recognized independent investment banking firms selected by the Company for this purpose;

1.2 Words and expressions defined in the Bye-Laws shall, unless otherwise defined in this Agreement, have the same meaning when used in this Agreement.

1.3 Headings are inserted for convenience only and shall be ignored in the interpretation of this Agreement.

1.4 In this Agreement, unless the context otherwise requires:

1.4.1 references to Clauses, Sections, paragraphs and Schedules are to be construed as references to the Clauses, Sections and paragraphs of, and schedules to, this Agreement and references to this Agreement include its Schedules;

1.4.2 reference to (or to any specified provision of) this Agreement or any other document or Agreement shall be construed as a reference to this Agreement, that provision or that document or Agreement as in force for the time being and as amended in accordance with the terms thereof;

1.4.3 references to a person shall be construed as including references to an individual, firm, company, corporation or unincorporated body of persons;

1.4.4 references to the singular shall include the plural and vice versa; and

1.4.5 references to statutory provisions shall be construed as references to those provisions as replaced, amended or re-enacted from time to time.

2. SHARE ISSUANCE; PRO-RATA ADJUSTMENT

2.1 On the date hereof, the Company shall, by irrevocable written instruction, instruct its transfer agent to issue to the Seller USD $3,000,000.00 (United States Dollars

three million) worth of Common Shares, with each Common Share being valued at the Last Reported Sale Price on the date of this Agreement (the "Securities").

2.2 The Company shall also arrange for the issuance of a Warrant Agreement for the amount of USD $6,400,000 (United States Dollars six million and four hundred thousand).

2.3 Calculations: All calculations made by the Company under this Section 2 shall be made to the nearest cent or the nearest 1/100th of a share, as applicable and, absent manifest error, will be binding on the parties hereto.

3. REPRESENTATIONS AND WARRANTIES OF THE SELLER

3.1 Representations Regarding the Securities:

(a) The Seller understand that the Securities have not been and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or any United States state securities laws and the Securities are being offered and sold pursuant to an exemption from registration under the Securities Act based in part on the truth and accuracy of the representations of the Seller set forth herein. The Seller is purchasing the Securities for investment purposes only and not with a view to the distribution thereof. The Seller may resell the Securities only in accordance with U.S. federal and state securities laws.

(b) The Seller further acknowledge and understand that the Securities must be held indefinitely unless the Securities are subsequently registered under the Securities Act or an exemption from registration is available. The Seller understand that the Securities will be held in electronic book-entry form with a legend which prohibits the transfer of the Securities unless the Securities are registered or such registration is not required in the opinion of counsel satisfactory to the Company.

(c) The Seller is familiar with the provisions of Rule 144 under the Securities Act, as in effect from time to time ("Rule 144"), which, in substance, permit limited public resale of "restricted securities" acquired, directly or indirectly, from the Company thereof (or from an affiliate of such Company), in a non-public offering subject to the satisfaction of certain conditions. Unless the Company registers the Securities under the Securities Act, the Securities may be resold by the Seller only in certain limited circumstances subject to the provisions of Rule 144.

(d) The Seller did not decide to enter into this Agreement as a result of any general solicitation or general advertising within the meaning of Rule 502(c) under the Securities Act.

(e) The Seller understand that no United States federal or state agency or any other government or governmental agency has passed on or made any

recommendation or endorsement of the Securities or the fairness or suitability of the investment in the Securities, nor have such authorities passed upon or endorsed the merits of the offering of the Securities.

3.2 Legend: The Seller acknowledge that the Securities will contain a restrictive legend in the following form;

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT AS TO THE SECURITIES UNDER SAID ACT OR AN OPINION OF COUNSEL SATISFACTORY TO TILE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED."

4. INDEMNIFICATION

The Seller understand the meaning and legal consequences of the representations and warranties made by the Seller in this Agreement, and agree to indemnify and hold harmless the Company and each of its directors, officers, stockholders, partners, employees, counsel, agents, successors, and assigns, if any, of each of the foregoing, and each other person, if any, who controls any thereof within the meaning of Section 15 of the Securities Act, from and against any and all loss, damage, liability or expense (including, without limitation, attorneys' fees and all expenses reasonably incurred in investigating, preparing and defending against any litigation commenced or threatened or any claim whatsoever), as and when incurred, due to or arising out of (in each case in whole or in part) any breach of any representation or warranty made by the Seller, whether contained in this Agreement or any other agreement or other document furnished by the Seller to any of the foregoing, or arising out of the resale or distribution by Seller of the Securities or any portion thereof in violation of the Securities Act or any applicable state securities or "blue sky" laws.

5. ENTIRE AGREEMENT

This Agreement sets out the entire agreement and understanding between the parties hereto in respect of the subject matter hereof and it is expressly declared that no variations hereof shall be effective unless made in writing and signed by or on behalf of each of the parties.

6. GOVERNING LAW

All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by and construed and enforced in accordance with the internal laws of the State of New York, without regard to the principles of conflicts of law thereof. Each party agrees that all legal proceedings concerning the interpretations, enforcement and defense of this Agreement and the transactions herein contemplated

("Proceedings") (whether brought against a party hereto or its respective affiliates, employees or agents) may be commenced non-exclusively in the state and federal courts sitting in New York City, New York (the "New York Courts"). The parties, hereby irrevocably submit to the non-exclusive jurisdiction of the New York Courts for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any Proceeding, any claim that it is not personally subject to the jurisdiction of any New York Court, or that such Proceeding has been commenced in an improper or inconvenient forum. The parties, hereby irrevocably waive personal service of process and consents to process being served in any such Proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The parties, hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby. If any party hereto shall commence a Proceeding to enforce any provisions of this Agreement, then the prevailing party in such Proceeding shall be reimbursed by the other parties for its attorney's fees and other costs and expenses incurred with the investigation, preparation and prosecution of such Proceeding.

IN WITNESS WHEREOF this Agreement has been duly executed as an Agreement and is intended to be and is hereby delivered on the day and year first above written.

NEWLEAD HOLDINGS, LTD

By: ______________________
Name: MICHAEL ZOLOTAS
Title: C.E.O.

CYPRESS CAMON INVESTMENT MAMAGMENT, LLC

By: Dallas Groth
Name: Dallas Groth
Title: Managing Member